



05008750

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

18 May 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL RECEIVED PROCESSING
MAY 31 2005
WASH. D.C.
209 SECTION

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 09 2005

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries

Co Regn No: 199802241 8D

May 18, 2005

SembCorp Environmental Management's Venture into E-waste

In reference to the Straits Times article entitled "SembEnviro snares 75% of Citiraya's customers - Mass defections could be the last straw for troubled e-waste recycler" dated May 18, 2005.

SembCorp Environmental Management (SembEnviro) is constantly on the look out to capitalise on technologies and various commercial opportunities to grow its businesses. Over the years, SembEnviro has been strengthening its capabilities to target the full spectrum of the waste cycle, including that of electronic waste (e-waste); and it presently extends a wide range of services to many companies in Singapore. In some cases, SembEnviro have taken heed of requests by its customers to extend their services into e-waste management.

Furthermore, it was recently disclosed during SembCorp Industries' first quarter 2005 results that SembEnviro's new e-waste destruction facility will be in operation by second quarter 2005. The new plant capable of crushing and destruction only, will be able to handle up to 200 tonnes per month of e-waste materials.

The operating earnings of this plant as well as the earnings from the new e-waste customers recently secured by SembEnviro are not expected to be material for SembCorp Industries' Earnings Per Share in 2005.

- End -

For media and analysts' enquiries, please contact:

April Lee
Group Corporate Relations
Tel: +65 6723 3160
Fax: +65 6822 3240

Email: april.lee @sembcorp.com.sg
Website: www.sembcorp.com.sg